October 4, 2021

Mike Volley
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
Washington, D.C. 20549

Re: Netcapital Inc. (“Netcapital”) Form 10-K filed August 31, 2021
SEC File No. 000-55036

Dear Mr. Volley:

I am writing in response to your letter dated September 20, 2021 (the “Limited Review”), regarding the above-referenced review of our Annual Report on Form 10-K. Set forth below is Netcapital’s response to your inquiries. The Staff’s comments are set forth in italicized type and Netcapital’s responses are set forth below each inquiry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.	Please revise future filings to quantify revenue by its nature (consulting services, listing fees, portal fees, etc.) and discuss trends. Refer to Item 303(b)(2) of Regulation S-K for guidance. Please provide us your proposed disclosure.

Netcapital Response

Our proposed disclosure is as follows:

Our revenues for fiscal 2021 increased by $2,967,445, or 169%, to $4,721,003 as compared to $1,753,558 reported for fiscal 2020. The increase in revenues is primarily attributable to our consulting services. We also received additional revenues in fiscal 2021 from our funding portal, which we did not have in fiscal 2020. Funding portal revenues consisted of a listing fee that we charge when an issuer signs an engagement letter to raise capital on our funding portal, and portal fees that are equal to 4.9% of the capital that was raised by the issuers. The components of revenue are as follows:

	Fiscal 2021	Fiscal 2020
Receipt of equity from issuers for consulting services	$3,547,032	$1,538,980
Consulting revenue	338,990	214,578
Portal fees	524,991	—
Listing fees	301,990	—
Other funding portal revenue	8,000	—
Total revenue	$4,721,003	$1,753,558

Each component of revenue is trending upward when comparing fiscal 2021 revenues with fiscal 2020. Based upon activity in the last two quarters of fiscal 2021, our funding portal revenues are trending upward as portal fees increased by $23,909, or 9.5%, to $274,450 in Q4 of fiscal 2021 from $250,541 in Q3 of fiscal 2021. Listing fees increased by $96,990, or 94.6%, to $199,490 in Q4 of fiscal 2021 from $102,500 in Q3 of fiscal 2021.

Consolidated Balance Sheet, page F-3

2.	We note disclosure on pages 13 and F-6 that you received proceeds from stock subscriptions totaling $1,199,996 during fiscal year 2021 and that you recognized this amount as a liability. Please revise future filings to disclose your accounting policy related to stock subscriptions. Please tell us whether the investors have the right to cancel their subscriptions and have their consideration refunded. If the investors do not have the right to cancel their subscriptions, please tell us how you determined that this transaction should be recognized as a liability and not in equity and provide accounting guidance supporting your determination.

Netcapital Response

Both the investors and Netcapital had the right to cancel the transaction until all the conditions precedent to a signed securities purchase agreement had been satisfied. All conditions were satisfied on July 27, 2021, which was the closing date. Consequently, the funds received as of April 30, 2021 were considered a liability.

Consolidated Statements of Operations, page F-4

3.	We note you present stock-based compensation on its own line item. Please revise future filings to present stock-based compensation in the same line item(s) as cash compensation. Refer to ASC 718-10-S99-1 for guidance.

Netcapital Response

We have referred to ASC 718 for guidance and shall revise future filings to present stock-based compensation in the same line item as cash compensation.

Notes to Consolidated Financial Statements, page F-7

4.	Please revise future filings to disaggregate revenue recognized from contracts with customers for each period presented. Refer to ASC 606-10-50-5 for guidance. Please provide us your proposed disclosure.

Netcapital Response

Our revenue is from U.S.-based companies with no notable geographical concentrations in any area. A clear distinction exists in revenue source; our revenues are either generated online or from personal services. Our proposed disclosure, which we will add to our revenue recognition note is as follows:

Revenues disaggregated by revenue source consist of the following:

	Year Ended	Year Ended
	April 30, 2021	April 30, 2020

Consulting services	$3,886,022	$1,753,558
Fees from online services	834,981	—
Total revenues	$4,721,003	$1,753,558

Note 11. Business Acquisition, page F-14

5.	Noting the guidance in ASC 805-10-25-5 and paragraphs 805-10-55-11 through 55-15 and that Netcapital Systems LLC which wholly owns Netcapital Funding Portal Inc. is an 80% owner of Netcapital Inc., please tell us how you determined which entity obtained a controlling financial interest and was the accounting acquirer. As part of your response:

• Please provide us an organizational chart detailing all relevant entities prior to the merger and an organizational chart of the merged entities. Please include appropriate information to allow us to fully understand the legal and economic ownership of each entity before and after the merger.

Netcapital Response

Please refer to the diagram in Exhibit A hereto.

• Please provide additional details regarding the disclosure that “Systems agreed to vote all of its shares of common stock to support the resolutions of the existing board of directors of the Company” and tell us where this is stipulated in the Agreement and Plan of Merger.

Netcapital Response

Please refer to the letter signed by Jason Frishman, the President of Netcapital Systems LLC in Exhibit B hereto.

• Please explain the relative voting rights in the combined entity and clarify how the board of directors is determined.

Netcapital Response

Directors are elected at meetings of the stockholders. Each stockholder is entitled to one vote. The majority stockholder, Netcapital Systems LLC, has agreed to vote for any resolution that the board of directors has approved, including the election of directors.

• Please tell us why you did not use reverse acquisition accounting based on the guidance in ASC 805-40.

Netcapital Response

Business Combinations

On November 5, 2020, Netcapital Inc. ("NCPL") issued to Netcapital Systems LLC 80% of its common stock in exchange for all of the outstanding equity of Netcapital Funding Portal Inc. (“NCFP”). NCFP was formed in March 2016 and operates as a FINRA regulated funding portal as created by Title III of the JOBS Act. NCFP was 100% owned by Netcapital Systems LLC (“NCS”).

The Reverse Acquisition Concept

ASC 805-10-25-4 requires the identification of one of the combining entities in each business combination as the acquirer. ASC 805-10-25-5 indicates that the acquirer should be determined in accordance with the guidance in ASC 810-10. Accordingly, the acquirer is the entity that obtains control of the other entity or entities in a business combination, usually through direct or indirect ownership of a majority voting interest.

55-10

Paragraph 805-10-25-5 provides that the guidance in the General Subsections of SubTopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

55-11

In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. SubTopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

55-13

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

In the case of NCPL acquiring NCFP, the identity of the acquirer is not readily apparent.

Ordinarily, in a business combination that is based wholly or primarily on an exchange of equity interests, the acquirer is the company that issues equity in the transaction. Following this general rule, NCPL would be viewed as the acquirer. However, so-called reverse acquisitions are viewed under a different light. In a reverse acquisition, an issuing entity could be properly classified as the acquiree. In making this determination, the parties considered (in addition to the identity of the issuing entity) several other factors — although the accounting rules do not specify the relative weight to be accorded to each of the factors. Thus, financial statement preparers are left to apply their own judgment regarding the importance they give to one factor over another.

The factors noted above, as applied to this transaction are:

• The relative voting rights in the combined company after the business combination. The acquirer usually is the company whose owners, as a group, retain or receive the largest percentage of the voting rights. Netcapital Systems has provided a letter to NCPL that gives the existing board of directors of NCPL the voting rights of Netcapital Systems. This factor favors NCPL as the acquirer because the board of NCPL effectively has voting control over the 80% ownership stake held by Netcapital Systems.

• The existence of a large minority voting interest in the combined company if no other owner or “organized group” has a significant voting interest. The acquirer usually is the company that has a single owner or organized group that holds the largest minority voting interest. The factor in this case favors NCPL as the acquirer, which retained 80% voting rights.

• The composition of the governing body of the combined entity. The acquirer usually is the company whose owners have the ability to elect or appoint a majority of the members of the governing body. In this case, the governing body of the combined entity is comprised of the four NCPL board members and no board members of NCFP.

• The composition of the senior management of the combined entity. The acquirer usually is the company with former management that dominates the management of the combined company. This factor points to NCPL as being the acquirer. Cecilia Lenk, CEO, Coreen Kraysler, CFO and Kathryn Kraysler, CMO remained as the only executives of NCPL. Jason Frishman, CEO of NCFP was added to the NCPL website, but he continued to operate the funding portal without any NCPL management responsibilities.

• The terms of the exchange. Ordinarily, the acquirer is the company that pays a premium over the pre-combination fair value of the equity interests of the merger partner. NCPL paid a premium for NCFP. NCFP’s books consisted of a nominal amount of equity, $381,934. Yet NCPL agreed to issue approximately $15 million worth of its common stock to purchase NCFP.

• The acquirer usually is the combining company with a relative size (measured, for example, in terms of assets, revenues, or earnings) that is “significantly larger” than that of its merger partner. This factor falls on the side of NCPL’s claim to status as the acquirer, as NCPL had significantly more assets, earnings and revenues.

Assets, Revenues and Earnings

At the end of the fiscal quarter, five days before the transaction closed, for the six months ended October 31, 2020 for NCPL and the 10 months ended October 31, 2020 for NCFP, the following amounts are identified. The numbers suggest a slight favoring of NCPL as the larger entity.

	NCPL	NCFP
Cash	$455,994	$358,634
Current assets	1,028,497	364,704
Total assets	4,756,311	685,503
Shareholders' equity	760,012	629,435
Revenue	2,493,486	474,835
Operating income	106,855	247,501

Conclusion: Voting control remains with NCPL, and the premium being paid by NCPL weighs heavily on the side of NCPL as the acquirer. NCPL is making the purchase, its management and board continues to control the public entity, and it is the acquirer for accounting purposes.

• Please tell us which entity has a controlling financial interest in Netcapital Funding Portal Inc. and explain why this entity is consolidated.

Netcapital Response

Netcapital Funding Portal Inc. is wholly owned by Netcapital Systems LLC (a Utah corporation), which is 100% owned by Netcapital Inc. All of Netcapital Inc.’s wholly owned subsidiaries are consolidated in its financial reporting.

6.	We note that you filed a Form 8-K on August 26, 2020 to report the Agreement and Plan of Merger dated August 20, 2020 by and among Netcapital Funding Portal, Inc. ValueSetters, Inc. and Netcapital Acquisition Vehicle Inc. Please tell us how you determined that you complied with the reporting requirements of Items 2.01 and 9.01 of Form 8-K.

Netcapital Response

The planned merger was completed on November 5, 2020, as noted by a Form 8-K filed on that date. Items 2.01 and 9.01 were complied with when the Form 8-K/A, containing the audited financial statements of the business acquired and the pro forma financial information, was filed on October 1, 2021. We received permission from our independent registered public accounting firm to file the audited financial statements of NCFP on September 30, 2021 and filed the Form 8-K/A the next day.

We believe that we have responded to all your inquiries noted in the Limited Review. We appreciate your information regarding future disclosures in our financial statements. If you need further information, please feel free to contact me at coreen.kraysler@netcapital.com or by telephone at 781-925-1700.

Very truly yours,

/s/ Coreen Kraysler

Coreen Kraysler

Chief Financial Officer

Exhibit A

Ownership Diagram

Pre-Merger

Netcapital Systems LLC. (Delaware)
100%
Netcapital Funding Portal Inc.
Public Shareholders
100%
ValueSetters Inc.
100%
Netcapital Systems LLC. (Utah)
100%
Netcapital Acquisition Vehicle Inc.

Netcapital Funding Portal Inc. is the surviving corporation of its merger with Netcapital Acquisition Vehicle Inc.

Post Merger

Netcapital Systems LLC. (Delaware)
Public Shareholders
80%
20%
ValueSetters Inc.
100%
Netcapital Systems LLC. (Utah)
100%
Netcapital Funding Portal Inc.

Netcapital Merger and Explanation of Ownership Diagram – Exhibit A

Objective: To have Netcapital Funding Portal Inc. (“FP”) execute a tax-free merger into a publicly traded company (ValueSetters, Inc. or “VSTR”) so that VSTR can add the funding portal to its business operations.

Netcapital Systems LLC (“Systems Delaware”) is a Delaware limited liability company that formed FP, a wholly owned subsidiary, on March 8, 2016. To achieve a tax-free merger, a C corporation needs to merge with a C corporation. Systems Delaware is an LLC, but FP is a C corporation. The tax attorney working on the transaction created a merger agreement where FP merged with a subsidiary of VSTR and VSTR made a payment of 80% of its common stock to Systems Delaware.

In a tax-free merger between two companies, there is a surviving corporation and a corporation that is dissolved. VSTR needed to form an “acquisition vehicle” C corporation to merge with FP that would dissolve after the merger. Management decided it would be better if FP were still owned by a company called “NetCapital Systems LLC” and consequently, VSTR formed a Utah company with the name Netcapital Systems LLC (“Systems Utah”). A newly formed C corporation, NetCapital Acquisition Vehicle Inc. (“Vehicle”), was formed to be a wholly owned subsidiary of Systems Utah.

In conjunction with the transaction, VSTR voted to change the name of its company to Netcapital Inc. and to effect a reverse split of its common stock so that it had enough authorized but unissued shares to issue to Systems Delaware. Upon receiving notice from FINRA that the reverse split was approved, VSTR (Netcapital Inc.) issued 80% of its common stock to Systems Delaware, with the provision that Systems Delaware must vote its shares with the recommendations of the board of directors of VSTR. Systems Delaware provided written verification to VSTR that it agreed to vote its shares of common stock to support the resolutions of the board of directors of Netcapital Inc. and that it recognized that the issuance of shares to Systems Delaware was not a change in voting control.

Exhibit B

Netcapital Systems LLC
745 Atlantic Avenue
Boston, MA 02111

November 5, 2020

Mr. Cecilia Lenk, CEO
ValueSetters, Inc.
745 Atlantic Avenue
Boston, MA 02111.

Dear Ms. Lenk,

Please be advised that based upon our discussions and understandings, we agree to vote our shares of common stock to support the resolutions of the existing board of directors of Netcapital Inc. on any matters that are brought to a shareholder vote. We do not consider the issuance of shares to Netcapital Systems to be a change in voting control of Netcapital Inc.

Very truly yours,

Jason Frishman
Manager
Netcapital Systems LLC